Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-589-2285
Orion Engineered Carbons S.A. Announces
Fourth Quarter and Full Year 2018 Financial Results
Houston, TX - March 7, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of Specialty and High-Performance Carbon Black, today announced fourth quarter and full year 2018 financial results with comparatives on a US-GAAP basis for the first time
Full Year 2018 Highlights

•	Net Income of $121.3 million and basic EPS of $2.04 , both increasing by 87% over the prior year

•	2018 Full Year Adjusted EPS[1] $2.21 up from $1.56 in 2017

•	Adjusted EBITDA[1] of $294.1 million

•	Year- end leverage ratio reduced to 2.2x LTM Adjusted EBITDA

•	Cash flow from operations of $122.0 million
Fourth Quarter 2018 Highlights

•	Total Carbon Black volumes decreased 6.1% to 256.2 kmt. Allowing for the plant consolidation in Korea, reduction in volumes was 2.2%

•	Revenue of $386.0 million increased by $46.3 million, or 13.6%, compared to the fourth quarter of 2017

•	Net Income of $20.4 million, basic EPS of $0.34 and Adjusted EPS of $0.48

•	Adjusted EBITDA[1]decreased slightly by $1.5 million to $64.4 million, with Specialty Carbon Black Adjusted EBITDA of $29.0 million and Rubber Carbon Black Adjusted EBITDA of $35.4 million

•	Specialty Carbon Black Adjusted EBITDA margin of 22.9% and Rubber Carbon Black Adjusted EBITDA margin of 13.7%
1 See below for a reconciliation of non-GAAP financial measures to the most directly comparable US-GAAP measures

“Orion delivered strong financial results for the fourth quarter and full year 2018 with performance led again by our Rubber Carbon Black segment. We met our guidance expectations for the year as we grew our full year Adjusted EBITDA to $294.1 million, representing a 14.5% increase over 2017. Our Rubber team secured significant price increases in the 2017 to 2018 cycle. This, combined with good execution and solid volumes translated to strong performance in 2018. Earlier in the year we had completed the consolidation of our Korean facilities, which has unlocked value for Orion through improved operational efficiencies and the elimination of less profitable rubber grades while building the strength of our Specialty manufacturing platform in Asia. This helped drive an increase in gross profit per ton and Adjusted EBITDA in our Rubber segment during 2018, as well as monetize significant value for our shareholders via the sale of the land site during 2018. Without this consolidation of our facilities, our Rubber volumes would have been essentially flat in the second half of 2018. Similarly to the last quarter, profitability in the Specialty Carbon Black business was in line with our expectations following the strong performance of the segment in the first half of 2018,” said Corning Painter, Chief Executive Office. He continued, “I would like to thank the Orion team around the world for their 2018 results and look forward to advancing our strategy as a global leader in the carbon black industry.” added Mr. Painter.

ORION ENGINEERED CARBONS
	Q4 2018	Q4 2017	Y-o-Y Comparison in %
Volume (kmt)	256.2	272.9	(6.1)
Revenue in USD million	386.0	339.7	13.6
Contribution Margin in USD million	129.4	132.9	(2.6)
Contribution Margin per metric ton in USD	505.1	487.2	3.7
Income from Operations (EBIT) in USD million	26.7	29.3	(8.9)
Adjusted EBITDA in USD million	64.4	65.9	(2.3)
Net Income in USD million	20.4	20.1	1.5
Basic EPS in USD (1)	0.34	0.34	$—
Adjusted EPS in USD (2)	0.48	0.42	$0.06
Notes:

(1)	Basic EPS calculated using Net Income and weighted number of shares outstanding in the respective quarter.

(2)
Adjusted EPS calculated using Net Income for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items and restructuring expenses (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.

Fourth Quarter 2018 Overview
Total volumes decreased by 6.1%, or 16.7 kmt, to 256.2 kmt. This 6.1% decrease largely reflected reduced Rubber volumes in South Korea due to the closing of the plant in Seoul, South Korea and both slowing demand and significant destocking of inventories mainly in China.
Revenue increased by $46.3 million, or 13.6%, to $386.0 million primarily due to the pass through of higher feedstock costs, product mix and base price increases in the segments partially offset by lower volumes and foreign exchange rate translation effects.
Contribution Margin decreased by $3.5 million, or 2.6%, to $129.4 million, reflecting the decrease in volumes, foreign exchange rate translation effects, overhead absorption, negative feedstock differentials and lower production availability partially offset by the favorable pass through of higher feedstock costs, product mix and base price increases.
The income from operations decreased by $2.6 million, or 8.9%, to $26.7 million essentially in line with contribution margin.
Adjusted EBITDA decreased by $1.5 million, or 2.3% to $64.4 million reflecting the decrease in contribution margin partially offset by lower selling, general and administrative expenses.

Net Income increased by 1.5% to $20.4 million.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q4 2018	Q4 2017	Y-o-Y Comparison in %
Volume (kmt)	60.8	62.6	(2.9)
Revenue in USD million	126.9	115.4	10.0
Gross Profit in USD million	39.1	41.4	(5.4)
Gross Profit/metric ton in USD	643.6	660.8	(2.6)
Adjusted EBITDA in USD million	29.0	32.5	(10.8)
Adjusted EBITDA/metric ton in USD	477.5	519.8	(8.1)
Adjusted EBITDA Margin (%)	22.9	28.1	(520)bps
Volumes for the Specialty Carbon Black business decreased by 2.9% in the fourth quarter of 2018 from 62.6 kmt in the fourth quarter of 2017, mainly as a result of reduced exports to China.
Revenues increased by $11.5 million, or 10.0% to $126.9 million in the fourth quarter of 2018 mainly due to the pass through of higher feedstock costs with customers that are on indexed agreements, increased base pricing and product mix partially offset by the decrease in sales volume and foreign exchange rate translation effects.
Gross Profit decreased by $2.3 million, or 5.4% to $39.1 million due to the lower sales volumes and foreign exchange rate translation effects partially offset by positive product mix, cogeneration income and the pass through of higher feedstock costs.
Adjusted EBITDA decreased by $3.5 million, or 10.8%, to $29.0 million reflecting the decrease in Gross Profit and slightly higher fixed costs year over year. Accordingly, the Adjusted EBITDA margin decreased 520 basis points to 22.9% compared to 28.1% in the fourth quarter of 2017.

RUBBER CARBON BLACK
	Q4 2018	Q4 2017	Y-o-Y Comparison in %
Volume (kmt)	195.4	210.3	(7.1)
Revenue in USD million	259.1	224.3	15.5
Gross Profit in USD million	56.5	52.8	7.1
Gross Profit/metric ton in USD	289.2	250.9	15.3
Adjusted EBITDA in USD million	35.4	33.4	6.1
Adjusted EBITDA/metric ton in USD	181.3	158.8	14.1
Adjusted EBITDA Margin (%)	13.7	14.9	(120)bps
Rubber Blacks volumes declined by $14.9 kmt or 7.1% as a result of rationalizing volumes in South Korea after the closing of the plant in Seoul and trading conditions in China.
Revenue increased by $34.8 million, or 15.5% to $259.1 million as a result of the pass through of higher feedstock costs to customers, product mix and base price increases in the 2018 agreements, partially offset by lower volumes and foreign exchange rate translation effects.

Gross profit increased $3.7 million, or 7.1% to $56.5 million as a result of base price increases, reduced depreciation and product mix partially offset by lower volumes, overhead absorption and foreign exchange rate translation effects.
Rubber Adjusted EBITDA increased by $2.0 million, or 6.1%, to $35.4 million reflecting the development of gross profit. Adjusted EBITDA margin was 13.7% in the fourth quarter of 2018 compared to 14.9% in the fourth quarter of 2017 reflecting the increase in revenues.
Balance Sheet and Cash Flow
As of December 31, 2018, the Company had cash and cash equivalents of $57.0 million, a decrease of $15.3 million from December 31, 2017. Deducting the current portion of long term debt and other financial liabilities which increased from $6.0 million as of December 31, 2017 to $41.0 million as of December 31, 2018 (which is reduced by $1.5 million of capitalized transaction costs), this resulted in a net cash amount of $14.5 million as of December 31, 2018 as compared to $64.8 million as of December 31, 2017, a decrease of $50.3 million which includes an increase in working capital of $58.9 million during this period associated with increases in feedstock prices, the timing of collection of trade receivables due to the quarter end calendar and cash outflows associated with feedstock related payables.
The Company’s reported long-term debt, net as of December 31, 2018 was $643.7 million, composed of the non-current portion of term loan liabilities of $650.0 million (which is reduced by $6.3 million capitalized transaction costs). Accordingly, net indebtedness was $635.5 million, composed of gross term loan liabilities of $650.0 million, less net cash of $14.5 million. This represents a LTM Adjusted EBITDA multiple of 2.2 times, compared to 2.3 times at the year ended December 31, 2017. Capitalized transaction costs as well as non-current debt from financial derivatives and other non-current liabilities are disregarded in computing net indebtedness under our lending agreements.
Cash inflows from operating activities in the fourth quarter of 2018 amounted to $62.8 million, consisting in particular of a consolidated profit for the period of $20.4 million, adjusted for depreciation and amortization of $26.3 million with other impacts almost offsetting each other. Net working capital totaled $282.9 million as of December 31, 2018, compared to $324.6 million as of September 31, 2018. Net Working Capital ended 2018 at 69 days.
Cash outflows from investing activities in the fourth quarter of 2018 amounted to$70.5 million reflecting primarily expenditures for the acquisition of the acetylene plant in France of $36.6 million and capital expenditure of $33.9 million for improvements in the manufacturing network. Cash outflows for financing activities of 2018 amounted to $9.7 million, consisting primarily of the quarterly dividend, the regular interest payment and debt repayment.

2019 Outlook
Mr. Painter concluded, “We have positioned ourselves well for 2019. In the rubber segment, we secured significant price increases for 2018 and again leading into 2019. In the specialty segment, we enhanced our already leading product slate with the acquisition of the specialty black production platform for acetylene based grades. We are revamping our incentive programs to provide a clearer line of sight between teams and their compensation and to put an even greater emphasis on profit over volume.

Underlying demand is intact in our most important rubber segments. In China, the OEM automotive segment has weakened and that is a headwind for our Mechanical Rubber Goods carbon black there. Demand, through a mix of destocking and underlying market conditions has softened in our specialty business. This has become particularly evident in China cutting across several end markets. While some of the China export markets should benefit from improved trade conditions, the China automotive segment may have a longer cycle to recovery. In any case, we are focused on self-help and not banking on a rebound later in the year. Consistent with this outlook, we expect a full year Adjusted EBITDA for 2019 to be in the range of $280 million to $300 million, with an expectation of delivering relatively flat growth in Adjusted EBITDA on a year over year basis while continuing to generate solid cash flow. This outlook is based on current GDP expectations and that oil prices, exchange rates and feedstock impacts will be at levels experienced late in the fourth quarter of 2018.

If our Specialty business remains on the current trajectory we are seeing at the start of 2019, and the economy in China remains subdued, we will find ourselves towards the bottom end of this guidance range. On the other hand, robust performance in the Rubber segment coupled with a pick up in the Specialty business in the second half of 2019, particularly in China, will position us towards the higher end of this guidance range. Other guidance metrics for 2019 include shares outstanding of 59.3 million before any further opportunistic buy backs and vesting of awards under the Group’s Long Term Incentive program, an underlying tax rate of 29-30% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately $75 million but with the total rising to around 100 million due in large part to the already announced specialty line investment in Italy. This excludes EPA related capex spending in the range of $80 million, prior to any reimbursement from Evonik AG.
Depreciation and Amortization for 2019 is estimated to be approximately $100 million. This outlook does not consider contingencies described in Note Q to our consolidated financial statements as at December 31, 2018.”
Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, March 8th 2019, at 8:30 a.m. (EST). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through March 15, 2019:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13686981
Additionally, an archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at: www.orioncarbons.com.
To learn more about Orion, visit the Company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,454 employees worldwide. For more information, please visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2019 Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 and in Note Q to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2019

Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.
Reconciliation of Non-GAAP Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with Generally Accepted Accounting Standards (“US-GAAP”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. We refer to to these measures as “non-GAAP” financial measures. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under US-GAAP. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other US-GAAP-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is as well a non-GAAP financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable GAAP measure:

Reconciliation of profit or (loss)	Fourth Quarter		Fiscal Year
	2018	2017	2018	2017
	(In thousands)
Net income	$20,392	$20,092	$121,310	$64,860
Add back income tax expense	1,125	(5,005)	46,944	19,736
Add back equity in earnings of affiliated companies, net of tax	(138)	(143)	(591)	(547)
Income from operations before income taxes and equity in earnings of affiliated companies	21,379	14,944	167,663	84,049
Add back interest and other financial expense, net	5,293	11,575	28,642	44,135
US-GAAP conversion impact / Reclassification of actuarial losses from AOCI	—	2,752	—	9,687
Income from operations (EBIT))	26,672	29,271	196,305	137,871
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	26,323	28,155	98,156	98,356
EBITDA	52,995	57,426	294,461	236,227
Equity in earnings of affiliated companies, net of tax	138	143	591	547
Restructuring expenses/(income) (1)	2,947	4,818	(24,633)	6,492
Consulting fees related to Group strategy (2)	1,753	658	4,804	2,807
Long term incentive plan	4,414	2,516	13,919	8,835
Other Adjustments (3)	2,198	374	5,000	2,070
Adjusted EBITDA	$64,445	$65,935	$294,142	$256,978
(1) Restructuring income for the period ended December 31, 2018 are related to our strategic realignment of our worldwide Rubber footprint, and in particular reflects the gain recognized in connection with the land sale in South Korea exceeding the associated cessation costs. Restructuring expenses for the period ended December 31, 2017 related to our worldwide Rubber footprint initiative.
(2) Consulting fees related to the Orion strategy include external consulting for establishing and executing Group strategies relating to Rubber footprint realignment, conversion to US dollar and US GAAP, as well as costs relating to our assessment of feasibility for inclusion in certain US indice
(3) Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended December 31, 2018 primarily relate to costs related in particular to license fees required for certain innovative technologies to meet the EPA requirements of $1.2 million and other EPA related costs of $1.4 million. Other adjustments in the period ended December 31, 2017 primarily relate to costs associated with our EPA enforcement action of $2.4 million, costs to remediate damages incurred by hurricane Harvey of $1.4 million and costs associate with the secondary offering of our shares, offset by $1.4 million of reimbursements of reassessed real estate transfer taxes.

Adjusted EPS	Fourth Quarter		Fiscal Year
(In thousands, except per share amounts)	2018	2017	2018	2017
	(In thousands, except per share amounts)
Net Income	$20,240	$24,879	$121,310	$75,262
Catch up Net income impact due to USGAAP conversion	(152)	(4,787)	—	(10,402)
add back NRIs and Ambes Impairment	3,951	926	9,804	4,877
Catch up Ambes impairment impact due to USGAAP conversion	—	1,282	—	1,282
add back restructuring income/expenses, net	2,947	4,924	(24,633)	6,492
US-GAAP conversion impact / Reclassification of actuarial losses from AOCI	—	2,752	—	9,687
add back LTIP	4,414	2,516	13,919	8,835
add back amortization	1,538	4,734	11,801	14,779
add back foreign exchange rate impacts	(501)	2,385	1,349	6,256
Amortization of Transaction Costs	1,854	1,591	2,426	3,683
Release of Transaction Costs due to repayment	(1,738)	25	—	439
Catch up transaction cost impact due to USGAAP conversion	(206)	(165)	(206)	49
Tax effect on add back items at 35% estimated tax rate	(3,568)	(7,339)	(4,338)	(19,733)
Tax effect US Tax Reform 2017	—	(8,820)	—	(8,820)
Adjusted Net Income	$28,779	$24,902	$131,432	$92,686

Total add back items in	$8,691	$4,810	$10,122	$27,826
Impact add back items per share in USD	$0.14	$0.08	$0.17	$0.47
+ Earnings per Share (USD per Share), basic in USD	$0.34	$0.34	$2.04	$1.09
Adjusted EPS in USD	$0.48	$0.42	$2.21	$1.56
Forward-looking Adjusted EBITDA included in this release is not reconcilable to the most directly comparable GAAP measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our GAAP reported results for the guidance period.

Consolidated statements of operations of Orion Engineered Carbons S.A.
for the the three months and fiscal years ended December 31, 2018 and 2017

	Three Months Ended December 31		Years Ended December 31,
	2018	2017	2018	2017
	(In thousands, except per share amounts)
Net sales	$385,964	$339,683	$1,578,203	$1,328,297
Cost of sales	290,325	245,561	1,148,232	950,701
Gross profit	95,639	94,122	429,971	377,596
Selling, general and administrative expenses	60,382	53,237	231,918	207,493
Research and development costs	5,743	4,860	20,320	18,159
Other (income)/expenses, net	(105)	1,936	6,061	7,581
Restructuring income	—	—	40,253	—
Restructuring expenses	2,947	4,818	15,620	6,492
Income from operations	26,672	29,271	196,305	137,871
Interest and other financial expense, net	5,293	11,575	28,642	44,135
Reclassification of actuarial losses from AOCI	—	2,752	—	9,687
Income from operations before income taxes and equity in earnings of affiliated companies	21,379	14,944	167,663	84,049
Income tax expense	1,125	(5,005)	46,944	19,736
Equity in earnings of affiliated companies, net of tax	138	143	591	547
Net income	$20,392	$20,092	$121,310	$64,860

Weighted-average shares outstanding (in thousands of shares):
Basic	59,631	59,320	59,567	59,320
Diluted	61,226	60,460	61,049	60,674
Earnings per share (USD per share):
Basic	$0.34	$0.34	$2.04	$1.09
Diluted	$0.33	$0.33	$1.99	$1.07

Dividends per share	$0.20	$0.20	$0.80	$0.77

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2018 and 2017

				December 31
				2018	2017
				(In thousands, except share amounts)
Current assets
Cash and cash equivalents				$57,016	$72,284
Accounts receivable, net of reserve for doubtful accounts
of	$5,081	and	$5,221	262,821	234,273
Other current financial assets				12,573	3,890
Inventories				183,629	159,334
Income tax receivables				24,342	17,289
Prepaid expenses and other current assets				34,938	35,038
Total current assets				575,319	522,108
Property, plant and equipment - net				483,534	462,129
Goodwill				55,546	58,180
Intangible assets - net				95,245	70,722
Investment in equity method affiliates				5,332	5,585
Deferred income tax assets				52,395	38,195
Other financial assets				2,723	3,564
Other assets				2,928	3,883
Total non-current assets				697,703	642,258
Total assets				1,273,022	1,164,366

Current liabilities
Accounts payable	163,585	169,624
Current portion of long term debt and other financial liabilities	41,020	6,022
Current portion of employee benefit plan obligation	855	763
Accrued liabilities	56,297	59,471
Income taxes payable	28,086	15,539
Other current liabilities	30,493	33,733
Total current liabilities	320,336	285,152
Long-term debt, net	643,748	681,144
Employee benefit plan obligation	60,377	64,627
Deferred income tax liabilities	45,504	20,470
Other liabilities	44,161	17,668
Commitments and contingencies	—	—
Total non-current liabilities	793,790	783,909

Stockholders' equity
Common stock
Authorized: 89,452,626 and 89,452,626 shares with no par value
Issued – 60,035,579 and 59,635,126 shares with no par value
Outstanding – 59,518.498 and 59,320,214 shares	84,254	83,770
Less cost of 517,081 and 314,912 shares of common treasury stock	(8,683)	(3,773)
Additional paid-in capital	63,544	102,529
Retained earnings/(Accumulated deficit)	39,409	(81,901)
Accumulated other comprehensive income/(loss)	(19,628)	(5,320)
Total stockholders' equity	158,896	95,305
Total liabilities and stockholders' equity	$1,273,022	$1,164,366

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three years ended December 31, 2018, 2017 and 2016

	Years Ended December 31,
	2018	2017	2016
	(In thousands)
Cash flows from operating activities:
Net income	$121,310	$64,860	$49,509
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment and amortization of intangible assets	98,156	98,356	88,111
Impairment of property, plant and equipment and intangible assets	—	—	9,034
Amortization of debt issuance costs	2,220	4,171	4,035
Share-based incentive compensation	13,919	8,835	3,958
Deferred tax (benefit)/provision	(3,634)	(7,667)	3,807
Foreign currency transactions	2,782	(14,402)	3,729
Other operating non-cash expenses	1,165	15,163	2,159
Changes in operating assets and liabilities, net of effects of businesses acquired:
(Increase)/decrease in trade receivables	(39,680)	(15,885)	(15,832)
(Increase)/decrease in inventories	(31,406)	(25,632)	(9,328)
Increase/(decrease) in trade payables	5,444	17,545	32,010
Increase/(decrease) in provisions	(4,427)	(12,317)	20,565
Increase/(decrease) in tax liabilities	4,843	(11,954)	636
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities	(48,707)	26,666	(14,957)
Net cash provided by operating activities	121,985	147,739	177,436
Cash flows from investing activities:
Cash received from the disposal of intangible assets and property, plant and equipment	64,672	—	2,360
Cash paid for the acquisition of intangible assets and property, plant and equipment	(116,157)	(90,282)	(70,864)
Acquisition of businesses, net of cash and cash equivalents acquired	(36,571)	—	—
Net cash used in investing activities	(88,056)	(90,282)	(68,504)
Cash flows from financing activities:
Proceeds from borrowings	—	11,890	—
Payments for debt issue costs	(741)	(5,327)	(2,106)
Repayments of long-term debt	(8,288)	(28,866)	(51,821)
Cash inflows related to current financial liabilities	48,963	11,652	—
Cash outflows related to current financial liabilities	(26,370)	(12,141)	—
Dividends paid to shareholders	(47,665)	(45,705)	(44,131)
Repurchase of common stock	(4,926)	—	(3,773)
Taxes paid for shares issued under net settlement feature	(4,741)	—	—
Net cash used in financing activities	(43,768)	(68,497)	(101,831)
Increase (decrease) in cash, cash equivalents and restricted cash	(9,839)	(11,040)	7,101
Cash, cash equivalents and restricted cash at the beginning of the period	75,213	80,480	73,709
Effect of exchange rate changes on cash	(3,770)	5,773	(329)
Cash, cash equivalents and restricted cash at the end of the period	61,604	75,213	80,480
Less restricted cash at the end of the period	4,588	2,929	2,574
Cash and cash equivalents at the end of the period	$57,016	$72,284	$77,906

Cash paid for interest, net	$(24,367)	$(25,905)	$(41,779)
Cash paid for income taxes	$(60,228)	$(39,549)	$(19,652)